CALIFORNIA ENERGY COMPANY, INC.               EXHIBIT 11

              CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                   WITH INTERPRETIVE RELEASE NO. 34-9083

             (dollars in thousands, except per share amounts)
                             ___________________

                                               Three Months Ended            Nine Months Ended
                                                  September 30                  September 30
                                               1994           1993           1994           1993
Actual weighted average
  shares outstanding for the period         32,452,314    35,460,056      33,606,006    35,411,548
Dilutive stock options and warrants
  using average market prices                2,378,937     2,720,167       2,568,173     3,024,387
Total number of shares based on
  shares outstanding and the
  assumption that dilutive stock
  options and warrants will be
  exercised at average stock market
  prices                                    34,831,251    38,180,223      36,174,179    38,435,935
Additional dilutive stock options
  and warrants using ending market
  price and assuming conversion of
  convertible debt*                          4,630,631       162,727       4,444,444             -
Total shares based on shares out-
  standing and the assumption that
  dilutive stock options and warrants
  will be exercised at ending market
  price if more dilutive                    39,461,882    38,342,950      40,618,623    38,435,935
Income before extraordinary item and
  change in accounting principle            $   14,413    $   16,677       $  31,399    $   34,811
Extraordinary item                                   -             -          (2,007)            -
Cumulative effect of change in
  accounting principle                               -             -               -         4,100

Net income                                      14,413        16,677          29,392        38,911

Less: Series C preferred stock
  dividends                                      1,275         1,179           3,711         3,429
Net income available for common
  shares                                    $   13,138    $   15,498       $  25,681    $   35,482
Primary earnings per share before
  extraordinary item and change in
  accounting principle                      $      .38    $      .41       $     .77    $      .81
Extraordinary item per share                         -             -            (.06)            -
Cumulative effect of change in
  accounting principle per share                     -             -               -           .11
Primary earnings per share                  $      .38    $      .41       $     .71    $      .92
Fully diluted earnings per share
  based on SEC interpretive release
  No. 34-9083**                             $      .36    $      .41       $     .70    $      .92

*The ending market price on September 30, 1994 and 1993 was lower than the average market price for the nine-month period ended September 30, 1994 and 1993. Accordingly, inclusion of an adjustment for stock options would be antidilutive and, therefore, contrary to paragraph 40 of APB Opinion 15. The repurchase of Company common stock has reduced the number of shares outstanding and has necessitated the inclusion of the Debentures in the fully diluted earnings per share calculation for the quarter ended September 30, 1994 and for the nine-month period ended September 30, 1994.

**The net income available for common shares for the quarter ended September 30, 1994 and nine months ended September 30, 1994 was increased by the interest expense associated with the convertible debt of $887 and $2,620, respectively.